437 Madison Avenue

New York, New York 10022-7001

(212) 940-3000

Fax: (212) 940-3111

Jennifer C. Kurtis

Direct Dial: (212) 940-3779

Direct Fax: (866) 262-5177

E-Mail: jkurtis@nixonpeabody.com

September 21, 2009

BY EDGAR AND HAND DELIVERY

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Addus HomeCare Corporation
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-160634

Dear Mr. Reynolds:

This letter is submitted on behalf of Addus HomeCare Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 (“Amendment No. 1”) to the Company’s registration statement on Form S-1 (File No. 333-160634) (the “Registration Statement”), as set forth in your letter to Mark S. Heaney dated September 11, 2009. We are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) in response to such comments. We have included with this letter two copies of such filing, one of which has been marked to show changes from the Registration Statement as filed on August 26, 2009.

For reference purposes, the text of each comment contained in your letter dated September 11, 2009 has been reproduced herein, followed by the Company’s response. All references to page numbers in the text of this letter refer to pages in Amendment No. 2, as marked to show changes from Amendment No. 1 as filed on August 26, 2009.

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 7 and Selected Historical Consolidated Financial and Other Data, page 33

1.	We have reviewed your response to comment six of our letter dated August 14, 2009, noting you consider Adjusted EBITDA to determine compliance with your debt covenants. Your calculation of Adjusted EBITDA, as presented, is not consistent with the calculation required by your debt covenants. Please revise your disclosure to address the following items or remove your presentation of Adjusted EBITDA from your registration statement:

•	Please provide the Adjusted EBITDA figure calculated consistent with your debt covenants,

•	As Adjusted EBITDA is used to measure compliance with your debt covenants, it is considered a liquidity measure and should be reconciled to cash flow from operations,

•	Disclose the materiality of the debt agreement and the covenants on your financial condition,

•	Disclose the amount or limit required for compliance with your covenant,

•	Disclose the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity.

RESPONSE: The disclosure has been revised to clarify that the Company uses Adjusted EBITDA only as a performance measure and not as a liquidity measure. Accordingly, the disclosure included in Amendment No. 1 that referred to the calculation of Adjusted EBITDA in accordance with the Company’s debt covenants has been deleted. See pages 11 and 36. In addition, in order to further clarify that the Company’s calculation of Adjusted EBITDA does not adjust net income for McKesson integration costs and management fees paid to an affiliate of the Eos Funds, the Company has deleted the last table in footnote 3 that was included in Amendment No. 1. See pages 12 and 37.

2.	We note your response to comment six of our letter dated August 14, 2009 and revised disclosure states that you believe you are able to demonstrate the usefulness of Adjusted EBITDA, consistent with the requirements of Question 8 of the Commission’s FAQ Regarding the Use of Non-GAAP Financial Measures. In order to enhance an investor’s understanding, please revise your disclosure to provide a detailed discussion of the following:

•	The manner in which management uses this measure to conduct or evaluate its business,

•	The economic substance behind management’s decision to use this measure,

•	The substantive reasons why management believes this measure provides useful information to investors.

In the alternative, you may remove the presentation of this measure from your registration statement.

RESPONSE: The disclosure has been revised to provide a detailed description of the matters described in the Staff’s comments. See pages 11-12 and 35-37. In accordance with Question 8 of the Commission’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, the Company believes that, with this revised disclosure, the Company has met the burden of demonstrating the usefulness of Adjusted EBITDA to evaluate performance.

Risk Factors, page 13

3.	In the first paragraph on page 16, you indicate that proposed Centers of Medicare and Medicaid Services regulations will “result in an overall market basket reduction.” Please revise to clarify what is a “market basket reduction” and how it impacts your reimbursement rate or profitability. We note similar disclosures are located on pages 47 and 84.

RESPONSE: The disclosure has been revised to clarify that a market basket is a fixed-weight index that measures the cost of a specified mix of goods and services as compared to a base period, and to explain that reduction in the payments and cost limits for the identified basket of goods based on deflation or failure to meet certain requirements is referred to as a “market basket reduction.” An overall market basket reduction would result in a decrease in the amount of reimbursements the Company receives. See pages 15-16, 47 and 82.

4.	Similarly, you indicate on page 16 that the “proposed update” will be reduced by 2% if certain quality data is not submitted. Please clarify what you mean by “required quality data.” Also, please discuss the risk that this potential reduction would apply to your business.

RESPONSE: The disclosure has been revised to clarify that the “required quality data” consists of a set of data elements that are used to assess outcomes for adult homecare patients, which include, among other things, improvements in ambulation, bathing and surgical wound status. If the Company were to fail to submit such required quality data, the home health market basket increase could be reduced, negatively affecting the amount of reimbursements the Company would receive. See pages 15-16, 47 and 82.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Liquidity and Capital Resources, page 65

5.	We have reviewed your response to comment nine of our letter dated August 14, 2009, noting that you are anticipating a new credit facility to fund your working capital needs for the next 12 months. Considering (i) your existing cash on hand of $0.9 million, (ii) your cash used from operations for the period ended June 30, 2009 of approximately $4.8 million, (iii) your available borrowings under your credit facility of $1.2 million, and (iv) your current maturities of long-term debt of $10.1 million, please expand your discussion of liquidity to clarify how you plan to fund your working capital needs if you are unable to enter into this new credit facility or additional funding becomes unavailable (i.e. Eos Funds, expanded existing credit facility, etc.).

RESPONSE: The disclosure has been revised to clarify that the Company expects the execution of a definitive credit agreement providing for the Company’s new credit facility and the initial drawdown thereunder to occur substantially concurrently with the completion of the offering, and that the offering will not occur unless the lenders fund the initial drawdown under the new credit facility substantially concurrently with the completion of the offering. See pages 46, 64 and 70. Accordingly, the Company has not included additional disclosure regarding its sources of liquidity if the new credit facility is not entered into, because the offering will not be completed in that event. Amendment No. 2 also discloses that if the offering is delayed or postponed, the Company may need to increase borrowings under its existing credit facility, incur additional debt that is subordinated to the indebtedness under its existing credit facility or obtain funds from other sources, which may include the Eos Funds, and that the Company is engaging in discussions regarding these matters as necessary. See pages 46-47 and 64. The Company does not believe that additional disclosure regarding its sources of liquidity if the offering is not completed would be material to investors in the initial public offering. If the offering is not completed and therefore the new credit facility is not entered into, then the Company intends to seek liquidity from other sources of funding. At this time, the Company has not negotiated any of these alternative options, as the Company believes it will be able to consummate the offering and enter into the new credit facility.

6.	We note your response to comment 10 of our letter dated August 14, 2009 that you funded your acquisitions in the past three years with available cash, by issuing notes, and borrowing from your credit agreements. Please revise your Liquidity and Capital Resources section to address how you intend to fund any new acquisitions or expansion into new geographic regions in the next 12 months. To the extent acquisitions may be limited due to any financial constraints, provide sufficient disclosure both here and in the risk factors section.

RESPONSE: The disclosure has been revised to state that if the Company does not have sufficient cash resources or availability under its new credit facility, it would have to obtain additional equity or debt financing, and could elect to issue additional equity securities, in order to consummate acquisitions or expand into new geographic regions. See page 64. In addition, the disclosure has been revised to add a new risk factor that addresses the risks associated with the foregoing. See page 18. Furthermore, the disclosure has been revised to state that the Company’s growth plan is not dependent on the completion of acquisitions. See page 64. The extent to which acquisitions may be limited due to financial constraints set forth in the Company’s new credit facility is not yet known. To the extent that the documentation relating to the new credit facility, when fully negotiated, contains any such financial constraints, appropriate disclosure will be included in the Liquidity and Capital Resources section as well as the Risk Factors section of the Registration Statement.

Outstanding Accounts Receivable, page 68

7.	We have reviewed your response to comment 12 of our letter dated August 14, 2009, noting that you did not fully address our comment, thus we are reissuing our comment. Please tell us (i) the amount of receivables that are due to ongoing disputes with specific payors, (ii) at what aging period an allowance for doubtful accounts is recorded (e.g. after 90 days, after 180 days, etc.) and when a write-off is recorded (e.g. after 180 days, after 365 days, etc.), and (iii) clarify the threshold (amount and age) for account balance write-offs.

RESPONSE: The disclosure has been revised to state that (i) the amount of receivables that are due to ongoing disputes historically have been insignificant, (ii) the provision for doubtful accounts is estimated and recorded primarily by aging receivables utilizing eight aging categories (0 to 30 days, 31 to 60 days, 61 to 90 days, 91 to 120 days, 121 to 180 days, 181 to 270 days, 271 to 365 days and over 365 days), and applying the Company’s historical collection rates to each aging category, taking into consideration factors that might impact the use of historical collection rates or payor groups, with certain large payors analyzed separately from other payor groups, and (iii) an uncollectible amount, not governed by amount or aging, is written off to the allowance account only after reasonable collection efforts have been exhausted. See page 67.

8.	In connection with the comment above, we note that your accounts receivable increased for each of the aging buckets. As you estimate your allowance for doubtful accounts primarily on receivable aging trends and your allowance for doubtful accounts (as a percentage of gross accounts receivable) remained consistent with the prior period, please tell us both qualitatively and quantitatively, the factors that led to changes in accounting estimates related to your allowance for doubtful accounts.

RESPONSE: The Company has experienced increases in the aging of its accounts receivable resulting from billing delays during the conversion process, either procedural or internal, related to both newly acquired agencies and transferring the Company’s existing home & community locations from a legacy system to the centralized McKesson operating system. Reasons for the delays including obtaining approvals from federal and state governmental agencies of provider numbers the Company acquired with its acquisitions, McKesson payor and billing set-up processes and required staff training. The Company estimates that as of June 30, 2009, these conversion delays had resulted in a $2.5 million increase in the Company’s accounts receivable, a portion of which had been outstanding for more than 180 days. Disclosure to the foregoing effect is included in Amendment No. 2 on page 67.

Our Business, page 77

9.	We note your response to comment 15 of our letter dated August 14, 2009, and we reissue it. Please revise your disclosure to indicate to what extent your recent acquisitions retain features of their previous identity, structure, and operation. Your revisions on page 82 seem to indicate that some administrative functions are centralized as soon as possible, but provide few details otherwise.

RESPONSE: The disclosure has been revised to clarify that, like the Company’s other locations, the businesses acquired by the Company generally continue to operate as stand-alone homecare providers, providing substantially the same services after the acquisition as they did prior to the acquisition, under the same name. See page 80.

Executive Compensation, page 98

10.	We note your response to comment 21 of our letter dated August 14, 2009, and we reissue the comment in part. Please revise to disclose in greater detail which surveys were used to set your salary guidelines for “similarly situated companies.” For example, you disclose “industry” and “geographic location” were used as categories, but you never mention which industry or geographic region were covered by the surveys. In addition, to the extent the companies that comprised the surveys that were used to benchmark compensation were known by you, please identify the companies that comprised the surveys. To the extent the identities of the companies that comprised the surveys were not known by you, please provide clear disclosure in this section.

RESPONSE: The disclosure has been revised in accordance with the Staff’s comment. See page 97.

Certain Relationships and Related Party Transactions, page 117

11.	Please revise to clarify whether the “termination agreement” as described in the second to last paragraph on page 118 will result in a separate termination fee in addition to the $1.5 million due to Eos Funds as a result of the consent fee agreement.

RESPONSE: The disclosure has been revised to clarify that the Company will not be required to pay a termination fee in connection with the termination agreement. See page 117.

Addus Homecare Corporation

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

9. Stock Options, page F-28

12.	We have reviewed your response to comment 30 of our letter dated August 14, 2009; however, it appears that your expected life is inconsistent with the simplified method specified in SAB 107. Based on your response it appears that your stock grant with a 12-month vesting period and stock grants with a 5-year vesting period should be 5.5 years and 6.5 years, respectively. Please revise. Consequently, please revise your other assumptions to be consistent with the expected term of the options (e.g. risk-free discount rate, weighted average fair value etc.). Accordingly, revise your financial statements and disclosures as appropriate or demonstrate to us how the changes in the assumptions did not have any material impact on your recorded compensation expense.

RESPONSE: The disclosure included in the Registration Statement, as amended by Amendment No. 1, indicated that the Company adopted the provisions of SAB No. 107 for the determination of the expected life of the awards in question, when in fact, the Company’s determination of the expected term of its stock option grants has been based on the Company’s estimate of when options will be exercised in the future considering specific facts and circumstances. As noted in the Company’s response to prior comment 30, the Company made one grant to an officer with a 12-month vesting period, and the remaining stock option grants were issued to 13 officers with five-year vesting periods with 20% vesting on each anniversary of the date of grant. All options have a ten year contractual life and are forfeited thirty days following separation from the Company (other than in the case of separation for cause or by reason of death or disability).

At the time of the acquisition of Addus HealthCare, Inc. (“Addus HealthCare”) in September 2006, the Company entered into an employment agreement with the officer who received the grant with a 12-month vesting period, which provided that officer would act as Addus HealthCare’s President and Chief Executive Officer, and had a five-year term. At the time, both parties contemplated a transition of the officer’s role away from that of President and Chief Executive Officer. Based on these discussions, management estimated this transition would likely occur within two to three years following the acquisition of Addus HealthCare. In fact, in May 2008, the officer’s role was changed from President and Chief Executive Officer to Chairman of Addus HealthCare. In addition, at the time of the Addus HealthCare acquisition, the parties discussed the possibility that the Company would conduct its initial public offering approximately three years after the Addus HealthCare acquisition, and that the officer would likely resign his employment at that time. The foregoing discussions provided information upon which the Company estimated the term of these options.

Based on these facts, the Company assigned a three year expected term to the option grant (i.e., approximately the mid-point of the five-year term of the employment agreement), giving consideration to the anticipated transition away from the officer’s role as President and Chief Executive Officer in the anticipated two- to three-year timeframe and the officer’s resignation in connection with a potential initial public offering by the Company within a three-year timeframe. The Company believes this three-year expected term is a reasonable estimate.

With respect to the other option grants, the Company used a five-year expected term, which represents 50% of the 10-year term of the option agreement as a reasonable estimate for the expected term of the options. The Company believes that its estimates of the future exercise of these options supports the disclosure of an expected life of three years for the one grant with a 12-month vesting period, and a five-year expected life for the other grants.

In addition, the Company has considered the impact on its recorded stock-based compensation of the difference in expected term periods for the options that were assigned a term of five years if it were to use the simplified method, and determined that it would not have a material impact on the Company’s recorded stock-based compensation expense. The impact on net income for each period reported is as follows:

Year ended December 31, 2006:	$4,000
Year ended December 31, 2007:	$53,000
Year ended December 31, 2008:	$29,000
Six months ended June 30, 2008:	$8,000
Six months ended June 30, 2009:	$14,000

Amendment No. 2 has been revised to disclose that the Company does not have a history of market prices of its common stock as it has not previously been a public company, and as such it estimates volatility based on the volatilities of a peer group of publicly traded companies. The expected term of options is based on the Company’s estimate of when options will be exercised in the future. See page F-29.

Other Regulatory

13.	We have reviewed your response to our prior comment 35, noting your analysis applying SAB 80. Please address the following;

•	Please tell us why you combined SuCasa Personal Care, LLC with Desert PCA of Nevada, LLC and Vegas Valley Personal Care, LLC with Greater Vegas Personal Care, LLC.

•	Please explain to us the basis for selecting the financial statements presented while excluding the financial statements of Silver State in your filing.

•	Reconcile the purchase price paid for the acquisitions in 2007 and 2008 disclosed in your analysis (Exhibit A) to the disclosures in page F-9, F-17 and F-18.

RESPONSE: SuCasa Personal Care, LLC (“SuCasa”) was combined with Desert PCA of Nevada, LLC (“Desert”), and Vegas Valley Personal Care, LLC (“Vegas Valley”) was combined with Greater Vegas Personal Care, LLC (“Greater Vegas”), in the Company’s SAB 80 analysis because SuCasa and Desert, and Vegas Valley and Greater Vegas, were acquired jointly in two separate transactions, with SuCasa and Desert being acquired jointly in one transaction in July 2007 and Vegas Valley and Greater Vegas being acquired jointly in a second transaction in November 2007.

The audited financial statements selected for inclusion were based on the materiality of each acquisition considering the thresholds of SAB 80. The financial statements of Silver State were not included, as adequate coverage was obtained under the provisions of SAB 80 with the financial statements included in the Registration Statement.

The differences between the purchase price reflected in the financial statements on pages F-9, F-17 and F-18 and in the SAB 80 analysis are due to contingent consideration which were recorded in the period earned in the Company’s financial statements, but which were reflected in full in the Company’s analysis as part of the total purchase price related to each acquisition, unless likelihood of payment was considered remote.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-3

14.	We reissue comment 37 of our letter dated August 14, 2009. Please file exhibits 10.8, 10.8(a), 10.8(b), 10.8(e), and 10.8(f) in their entirety. This amendment only included certain portions of the schedules, attachments and exhibits.

RESPONSE: The Company is currently evaluating the extent to which it will make a request for confidential treatment under Rule 406 of the Securities Act of 1933, with respect to certain of the information contained in Exhibits 10.8, 10.8(a), 10.8(b), 10.8(e) and 10.8(f). The Company intends to file a subsequent amendment to the Registration Statement in the coming days for the sole purpose of filing those Exhibits in their entirety (and such amendment will accordingly only include Part II of the Registration Statement). Any confidential treatment request will be submitted concurrently to the Office of the Secretary.

Thank you for your assistance regarding this matter. Please contact Lloyd H. Spencer at (202) 585-8303 or the undersigned at (212) 940-3779 with any further comments or questions you may have.

Sincerely,

/S/ JENNIFER C. KURTIS
Jennifer C. Kurtis

cc:	Mr. Bill Kearns

Mr. Raj Rajan

Edwin S. Kim, Esq.

Pamela Howell, Esq.

Mr. Mark S. Heaney

Mr. Francis J. Leonard

Mr. Mark L. First

Mr. Simon A. Bachleda

Colin J. Diamond, Esq.

Dominick P. DeChiara, Esq.

Lloyd H. Spencer, Esq.